UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Cybergy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

23248X101
(CUSIP Number)

MM Asset Management Inc.
66 Wellington Street West, TD Bank Tower,
Suite 2707
P.O. Box 179
Toronto-Dominion Centre
Toronto, ON M5K 1H6
Telephone: (416) 408-0996
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

__________________________

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 23248X101	13D	Page 2 of 42 Pages

1	NAME OF REPORTING PERSON MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,061,550(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,061,550(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,061,550(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.9%
14	TYPE OF REPORTING PERSON* OO

(1) Includes (a) 34,176,350 shares of common stock issuable upon conversion of convertible promissory notes, (b) 22,784,000 shares of common stock issuable upon exercise of warrants, and (c) 22,784,000 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 3 of 42 Pages

1	NAME OF REPORTING PERSON MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,061,550(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,061,550(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,061,550(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.9%
14	TYPE OF REPORTING PERSON* CO

(1) Includes (a) 34,176,350 shares of common stock issuable upon conversion of convertible promissory notes, (b) 22,784,000 shares of common stock issuable upon exercise of warrants, and (c) 22,784,000 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 4 of 42 Pages

1	NAME OF REPORTING PERSON Stourbridge Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,278,400 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,278,400 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* OO

(1) Consists of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 5 of 42 Pages

1	NAME OF REPORTING PERSON Steve Schnipper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 6 of 42 Pages

1	NAME OF REPORTING PERSON SNDT Communications Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,745,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,745,400(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,745,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON* CO

(1) Consists of (a) 9,113,600 shares of common stock issuable upon conversion of convertible promissory notes and (b) 2,631,800 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 7 of 42 Pages

1	NAME OF REPORTING PERSON J. Barry Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,745,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,745,400(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,745,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 9,113,600 shares of common stock issuable upon conversion of convertible promissory notes and (b) 2,631,800 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 8 of 42 Pages

1	NAME OF REPORTING PERSON Vikram P. Grover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,546,600(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,546,600(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,546,600(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON* IN

(1) Includes (a) 341,760 shares of common stock issuable upon conversion of convertible promissory notes and (b) 15,194,840 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 9 of 42 Pages

1	NAME OF REPORTING PERSON Gary S. Definis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 455,680(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 455,680(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,680(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 227,840 shares of common stock issuable upon conversion of convertible promissory notes and (b) 227,840 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 10 of 42 Pages

1	NAME OF REPORTING PERSON Scott Michael Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,556,800(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,556,800(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,556,800(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 2,278,400 shares of common stock issuable upon conversion of convertible promissory notes and (b) 2,278,400 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 11 of 42 Pages

1	NAME OF REPORTING PERSON Robert James McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,278,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,278,400(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 12 of 42 Pages

1	NAME OF REPORTING PERSON Ross Macleod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,850,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,850,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 23248X101	13D	Page 13 of 42 Pages

1	NAME OF REPORTING PERSON Michael Holloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,040,420
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,040,420
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

(1) Includes (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 14 of 42 Pages

1	NAME OF REPORTING PERSON Clyde Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,278,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,278,400(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 15 of 42 Pages

1	NAME OF REPORTING PERSON James S. Williamson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,512,580(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 154,512,580 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,512,580 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.9%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of 154,512,580 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 16 of 42 Pages

1	NAME OF REPORTING PERSON George Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,756,220(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,756,220 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,756,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of 5,756,220 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 17 of 42 Pages

1	NAME OF REPORTING PERSON Access Alternative Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,185,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,185,400 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,185,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14	TYPE OF REPORTING PERSON* OO

(1) Consists of 31,185,400 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 18 of 42 Pages

1	NAME OF REPORTING PERSON Robert Montgomery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,185,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,185,400(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,185,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of 31,185,400 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 19 of 42 Pages

1	NAME OF REPORTING PERSON Talari Industries LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

(1) Consists of 250,000 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 20 of 42 Pages

1	NAME OF REPORTING PERSON Sam Talari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of 250,000 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 21 of 42 Pages

1	NAME OF REPORTING PERSON Birch First Global Exempt Fund Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION US Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,613,359(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,613,359 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,613,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* OO

(1) Includes of 21,240,150 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 22 of 42 Pages

1	NAME OF REPORTING PERSON Birch First Global Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION US Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,613,359(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,613,359 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,613,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* OO

(1) Includes of 21,240,150 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 23 of 42 Pages

1	NAME OF REPORTING PERSON Birch First Capital Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,054
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 23248X101	13D	Page 24 of 42 Pages

1	NAME OF REPORTING PERSON Birch First Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,054
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 23248X101	13D	Page 25 of 42 Pages

1	NAME OF REPORTING PERSON Pier S. Bjorklund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,816,413(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,816,413 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,816,413 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON* IN

(1) Includes of 21,240,150 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 26 of 42 Pages

1	NAME OF REPORTING PERSON Vukota Multi-Strategy Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,029,990(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,029,990(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,029,990(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* PN

(1) Includes of 11,954,990 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 27 of 42 Pages

1	NAME OF REPORTING PERSON Vukota Capital Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,029,990(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,029,990(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,029,990(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* CO

(1) Includes of 11,954,990 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	13D	Page 28 of 42 Pages

1	NAME OF REPORTING PERSON Tomislav A. Vukota
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,052,990(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,052,990(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,052,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* IN

(1) Includes of 11,954,990 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	Page 29 of 42 Pages

Item 1.	Security and Issuer.

This schedule relates to the common stock, par value $.0001 per share (the “Common Stock”), of Cybergy Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company's principal executive office is 5445 DTC Parkway, Penthouse 4, Greenwood Village, Colorado 80111 US.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by the following persons:

MMCAP International Inc. SPC
MM Asset Management Inc.
Stourbridge Investments, LLC Steve Schnipper SNDT Communications Inc.
J. Barry Thompson

Vikram P. Grover
Gary S. Definis
Scott Michael Stern
Robert James McCarthy
Ross MacLeod
Michael Holloway
Clyde Berg
James S. Williamson
George Kaufman
Access Alternative Group S.A.
Robert Montgomery
Talari Industries LLC

Sam Talari
Birch First Global Exempt Fund Inc. Birch First Global Asset Management LLC Birch First Capital Fund LLC
Birch First Capital Management LLC Pier S. Bjorklund Vukota Multi-Strategy Fund LP Vukota Capital Management Inc. Tomislav A. Vukota

(b) The business address for MMCAP International Inc. SPC is c/o Maitland Administration Limited, George Town Financial Center, 90 Fort Street, PO Box 259, George Town, Cayman Islands KY1-1104.

The business address for MM Asset Management Inc. is 66 Wellington Street West, Suite 2707, Box 179, Toronto, Ontario M5K 1H6.

The business address for Stourbridge Investments, LLC is 700 Summit Road, Union, NJ 07083. The business address for Steve Schnipper is 700 Summit Road, Union, NJ 07083.

The business address for SNDT Communications Inc. is 131 W Burke St. , Easton PA 18042.

CUSIP No. 23248X101	Page 30 of 42 Pages

The business address for J. Barry Thompson is 131 W Burke St., Easton PA 18042.

The business address for Vikram P. Grover is 111 N. 4th Ave, St. Charles, IL 60174.

The business address for Gary S. Definis is 4421 Wingate St., Philadelphia, PA 19136.

The business address for Scott Michael Stern is 4 Chateau Oaks, St. Louis, MO 63124.

The business address for Robert James McCarthy is 1450 Fairbrook Drive, St. Louis, MO 63131.

The business address for Ross MacLeod is 52 Joyner Drive, Mississauga, ON L5M 1E9, Canada.

The business address for Michael Holloway is 2509 Laualynn Drive, North Vancouver, BC V7J 2Y7, Canada.

The business address for Clyde Berg is 10050 Bandley Dr., Cupertino, CA 95014.

The business address for James S. Williamson is Box 33, 408 Milk River Drive, Fort Peck, MT 59223.

The business address for George Kaufman is 311 Greenwich Street, New York, NY 10013.

The business address for Access Alternative Group S.A. is 104B, Saffry Square Building, Bank Lane, Nassau, The Bahamas.

The business address for Robert Montgomery is 104B, Saffry Square Building, Bank Lane, Nassau, The Bahamas.

The business address for Talari Industries LLC is 10901 Roosevelt Blvd., Suite 1000, Saint Petersburg, FL 33716.

The business address for Sam Talari is 10901 Roosevelt Blvd., Suite 1000, Saint Petersburg, FL 33716.

The business address for Birch First Global Exempt Fund Inc. is 205 Worth Ave, Suite 201, Palm Beach FL 33480.

The business address for Birch First Global Asset Management LLC is 205 Worth Ave, Suite 201, Palm Beach FL 33480.

The business address for Birch First Capital Fund LLC is 205 Worth Ave, Suite 201, Palm Beach FL 33480.

The business address for Birch First Capital Management LLC is 205 Worth Ave, Suite 201, Palm Beach FL 33480.

The business address for Pier S. Bjorklund is 205 Worth Ave, Suite 201, Palm Beach FL 33480.

The business address for Vukota Multi-Strategy Fund LP is 5251 DTC Parkway, Suite 1001, Greenwood Village, CO 8011

The business address for Vukota Capital Management Inc. is 5251 DTC Parkway, Suite 1001, Greenwood Village, CO 8011

CUSIP No. 23248X101	Page 31 of 42 Pages

The business address for Tomislav A. Vukota is 5251 DTC Parkway, Suite 1001, Greenwood Village, CO 8011

(c)	MMCAP International Inc. SPC is in the business of making investments.

MM Asset Management Inc. is in the business of asset management.

Stourbridge Investments, LLC is in the business of making investments.

Steve Schnipper is a self-employed consultant.

SNDT Communications Inc. is in the business of making investments.

J. Barry Thompson is the Managing Director of SNDT Communications.

Vikram P. Grover is the CEO of Good Gaming Inc.

Gary S. Definis is a private detective and owner of a surveillance company.

Scott Michael Stern is self-employed.

Robert James McCarthy is the Chief Marketing Officer of Southern Graphics Inc.

Ross Macleod is retired.

Michael Holloway is a medical doctor.

Clyde Berg is self-employed.

James S. Williamson is retired.

George Kaufman is a Managing Director of Chardan Capital Markets LLC.

Access Alternative Group S.A. is in the business of investments.

Robert Montgomery is the President of Access Alternative Group S.A.

Talari Industries LLC is in the business of investment banking.

Sam Talari is the CEO of Infrax Systems, Inc.

Birch First Global Exempt Fund Inc. is a privately held investment fund.

Birch First Global Asset Management LLC is the investment manager for Birch First Global Exempt Fund Inc.

Birch First Capital Fund LLC is a privately held investment fund.

Birch First Capital Management LLC is the investment manager for Birch First Capital Fund LLC

Pier S. Bjorklund is the Managing Director of Birch First Global Asset Management LLC and Birch First Capital Management LLC.

CUSIP No. 23248X101	Page 32 of 42 Pages

Vukota Multi-Strategy Fund LP is a privately held investment fund.

Vukota Capital Management Inc. is an investment management firm. Tomislav A.

Vukota is the General Partner of Vukota Capital Management Inc.

(d) During the past five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MMCAP International Inc. SPC is formed in the Cayman Islands.

MM Asset Management Inc. is formed in Ontario, Canada.

Stourbridge Investments, LLC is formed in New Jersey. Steve Schnipper is a citizen of the United States of America. SNDT Communications Inc. is formed in Delaware.

J. Barry Thompson is a citizen of the United States of America.

Vikram P. Grover is a citizen of the United States of America. Gary Definis is a citizen of the United States of America.

Scott Michael Stern is a citizen of the United States of America. Robert James McCarthy is a citizen of the United States of America. Ross MacLeod is a citizen of Canada.

Michael Holloway is a citizen of Canada.

Clyde Berg is a citizen of the United States of America.

James S. Williamson is a citizen of the United States of America.

George Kaufman is a citizen of the United States of America.

Access Alternative Group S.A. is formed in the Bahamas.

Robert Montgomery is a citizen of the United Kingdom.

Talari Industries Inc. is formed in Florida.

Sam Talari is a citizen of the United States of America.

CUSIP No. 23248X101	Page 33 of 42 Pages

Birch First Global Exempt Fund Inc. is formed in the US Virgin Islands.

Birch First Global Asset Management LLC is formed in the US Virgin Islands.

Birch First Capital Fund LLC is formed in Delaware.

Birch First Capital Management LLC is formed in Delaware.

Pier S. Bjorklund is a citizen of Sweden.

Vukota Multi-Strategy Fund LP is formed in Delaware.

Vukota Capital Management Inc. is formed in Delaware.

Tomislav A. Vukota is a citizen of Canada.

Item 3.	Source and Amount of Funds and Other Consideration.

MMCAP International Inc. SPC purchased the securities owned by it using its working capital. MM Asset Management Inc. is the investment manager for MMCAP International Inc. SPC has sole voting and dispositive power over the securities beneficially owned by MMCAP International Inc. SPC.

Stourbridge Investments, LLC purchased the securities owned by it using its working capital. Steve Schnipper has voting and dispositive power over the shares of Common Stock owned by Stourbridge Investments, LLC.

SNDT Communications Inc. purchased the securities owned by it using its working capital. J. Barry Thompson is the Managing Director of SNDT Communications Inc.

Vikram P. Grover used his personal funds to purchase the debt instruments owned by him. The other securities owned by him were acquired as consideration for services rendered to the Company.

Gary Definis used his personal funds to purchase the securities owned by him.

Scott Michael Stern used his personal funds to purchase the securities owned by him.

Robert James McCarthy used his personal funds to purchase the securities owned by him.

Ross MacLeod used his personal funds to purchase the securities owned by him.

Michael Holloway used his personal funds to purchase the securities owned by him.

Clyde Berg used his personal funds to purchase the securities owned by him.

James S. Williamson was issued the securities owed to him in connection with the sale of New West Technologies, LLC to the Company.

George Kaufman used his personal funds to purchase the securities owned by him.

Access Alternative Group S.A. purchased the securities owned by it using its working capital. Robert Montgomery is the Managing Director of Access Alternative Group S.A.

CUSIP No. 23248X101	Page 34 of 42 Pages

Talari Industries, Inc. purchased the securities owned by it using its working capital. Sam Talari has sole voting and dispositive power over the securities beneficially owned by Talari Industries Inc.

Birch First Global Exempt Fund Inc. purchased the securities owned by it using its working capital. Birch First Global Asset Management LLC is the investment manager for Birch First Global Exempt Fund Inc. Birch First Capital Fund LLC purchased the securities owned by it using its working capital. Birch First Capital Management LLC is the investment manager for Birch First Capital Fund LLC. Pier S. Bjorklund is the Managing Director of Birch First Global Asset Management LLC and Birch First Capital Management LLC.

Vukota Multi-Strategy Fund LP purchased the securities owned by it using its working capital. Vukota Capital Management Inc. is the general partner of Vukota Multi-Strategy Fund LP. Tomislav A. Vukota is the President of Vukota Capital Management Inc.

Item 4.	Purpose of Transaction.

The securities reported in this Schedule 13D were acquired for investment purposes. The reporting persons may acquire or dispose of additional securities of the Company from time to time in the market or in private transactions.

On February 2, 2016, the reporting persons sent a letter to the Company, requesting that three members of the board of directors resign and to fill the vacancies with their nominees or in the alternative that the Company call an annual meeting and nominating three persons for election to the Company’s board of directors (the “Nominees”). Such Nominees, if elected, would constitute a majority of the Company’s board of directors. The reporting persons intend to engage in discussions with the Company’s management and board of directors regarding the nomination of directors for the annual meeting, the composition of the board of directors generally, and the strategic direction of the Company. There are no agreements between the reporting persons relating to the voting or disposition of the securities beneficially owned by them.

Except as discussed above, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

CUSIP No. 23248X101	Page 35 of 42 Pages

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

The aggregate percentage of shares owned by each person named herein is based on 49,148,217 shares of Common Stock outstanding as of January 1, 2015, which is based on a certified shareholder list issued by the Company’s transfer agent. Each reporting person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other reporting persons in this schedule, except to the extent of the reporting person’s pecuniary interest in such shares of Common Stock.

(a) MMCAP International Inc. SPC beneficially owns 62.9% of the Company’s Common Stock, including (a) 34,176,350 shares of common stock issuable upon conversion of convertible promissory notes, (b) 22,784,000 shares of common stock issuable upon exercise of warrants, and (c) 22,784,000 shares of common stock issuable upon conversion of convertible preferred stock. MM Asset Management Inc. exercises voting control and dispositive power over such shares as the investment manager for MMCAP International Inc. SPC.

Stourbridge Investments, LLC beneficially owns 4.4% of the Company’s Common Stock, consisting of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock. Steve Schnipper has voting and dispositive power over the shares of Common Stock beneficially owned by Stourbridge Investments, LLC.

SNDT Communications Inc. beneficially owns 19.3% of the Company’s Common Stock, consisting of (a) 9,113,600 shares of common stock issuable upon conversion of convertible promissory notes and (b) 2,631,800 shares of common stock issuable upon conversion of convertible preferred stock. J. Barry Thompson has voting and dispositive power over the shares of Common Stock beneficially owned by SNDT Communications Inc.

Vikram P. Grover beneficially owns 24.0% of the Company’s Common Stock, including (a) 341,760 shares of common stock issuable upon conversion of convertible promissory notes and (b) 15,194,840 shares of common stock issuable upon conversion of convertible preferred stock.

Gary Definis beneficially owns 1.0% of the Company’s Common Stock, which consists of (a) 227,840 shares of common stock issuable upon conversion of convertible promissory notes and (b) 227,840 shares of common stock issuable upon conversion of convertible preferred stock.

Scott Michael Stern beneficially owns 8.5% of the Company’s Common Stock, which consists of (a) 2,278,400 shares of common stock issuable upon conversion of convertible promissory notes and (b) 2,278,400 shares of common stock issuable upon conversion of convertible preferred stock.

Robert James McCarthy beneficially owns 4.4% of the Company’s Common Stock, which consists of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

CUSIP No. 23248X101	Page 36 of 42 Pages

Ross MacLeod beneficially owns 5.8% of the Company’s Common Stock.

Michael Holloway beneficially owns 5.9% of the Company’s Common Stock, which includes (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

Clyde Berg beneficially owns 4.4% of the Company’s Common Stock, which consists of (a) 1,139,200 shares of common stock issuable upon conversion of convertible promissory notes and (b) 1,139,200 shares of common stock issuable upon conversion of convertible preferred stock.

James S. Williamson beneficially owns 75.9% of the Company’s Common Stock, which consists of 154,512,580 shares of common stock issuable upon conversion of convertible preferred stock.

George Kaufman beneficially owns 10.5% of the Company’s Common Stock, which consists of 5,756,220 shares of common stock issuable upon conversion of convertible preferred stock.

Access Alternative Group S.A. beneficially owns 38.8% of the Company’s Common Stock, consisting of 31,185,400 shares of common stock issuable upon conversion of convertible preferred stock. Robert Montgomery has voting and dispositive power over the shares of Common Stock beneficially owned by Access Alternative Group S.A.

Talari Industries Inc. beneficially owns 1.0% of the Company’s Common Stock, consisting of 250,000 shares of common stock issuable upon conversion of convertible preferred stock. Sam Talari has voting and dispositive power over the shares of Common Stock beneficially owned by Talari Industries Inc.

Birch First Global Exempt Fund Inc. beneficially owns 36.4% of the Company’s Common Stock, including 21,240,150 shares of common stock issuable upon conversion of convertible preferred stock. Birch First Global Asset Management LLC is the investment manager for Birch First Global Exempt Fund Inc.

Birch First Capital Fund LLC beneficially owns 0.4% of the Company’s Common Stock. Birch First Capital Management LLC is the investment manager for Birch First Capital Fund LLC.

Pier S. Bjorklund, as the Managing Director of Birch First Global Asset Management LLC and Birch First Capital Management LLC, beneficially owns 36.7% of the Company’s Common Stock.

Vukota Multi-Strategy Fund LP beneficially owns 19.7% of the Company’s Common Stock, including 11,954,990 shares of common stock issuable upon conversion of convertible preferred stock. Vukota Capital Management Inc. is the general partner of Vukota Multi-Strategy Fund LP.

Tomislav A. Vukota beneficially owns 19.7% of the Company’s Common Stock, including 11,954,990 shares of common stock issuable upon conversion of convertible preferred stock owned by Vukota Multi-Strategy Fund LP.

(b) MMCAP International Inc. SPC and MM Asset Management Inc. share voting and dispositive power over the shares beneficially owned by them.

CUSIP No. 23248X101	Page 37 of 42 Pages

Stourbridge Investments, LLC and Steve Schnipper have sole voting and dispositive power over the shares beneficially owned by them.

SNDT Communications Inc. and J. Barry Thompson have sole voting and dispositive power over the shares beneficially owned by them.

Vikram P. Grover has sole voting and dispositive power over the shares beneficially owned by him.

Gary Definis has sole voting and dispositive power over the shares beneficially owned by him.

Scott Michael Stern has sole voting and dispositive power over the shares beneficially owned by him.

Robert James McCarthy has sole voting and dispositive power over the shares beneficially owned by him.

Ross MacLeod has sole voting and dispositive power over the shares beneficially owned by him.

Michael Holloway has sole voting and dispositive power over the shares beneficially owned by him.

Clyde Berg has sole voting and dispositive power over the shares beneficially owned by him.

James S. Williamson has sole voting and dispositive power over the shares beneficially owned by him.

George Kaufman has sole voting and dispositive power over the shares beneficially owned by him.

Access Alternative Group S.A. and Robert Montgomery have sole voting and dispositive power over the shares beneficially owned by them.

Talari Industries Inc. and Sam Talari have sole voting and dispositive power over the shares beneficially owned by them.

Birch First Global Exempt Fund Inc. and Birch First Global Asset Management have sole voting and dispositive power over the shares beneficially owned by them.

Birch First Capital Fund LLC and Birch First Capital Management LLC have sole voting and dispositive power over the shares beneficially owned by them.

Pier S. Bjorklund has sole voting and dispositive power over the shares beneficially owned by him.

Vukota Capital Management Inc. and Vukota Multi-Strategy Fund LP have sole voting and dispositive power over the shares beneficially owned by them.

Tomislav A. Vukota has sole voting and dispositive power over the shares beneficially owned by him.

CUSIP No. 23248X101	Page 38 of 42 Pages

(c) Except as indicated on Exhibit A hereto, the reporting persons have not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the agreement between the Company and James S. Williamson, pursuant to which the Company purchased New West Technologies, LLC, Mr. Williamson is entitled to receive the following, which have not been delivered by the Company:

     1. Promissory Notes in the amount of $2,500,000.00 and First Notes in the amount of $1,800,000.00 which are both superior to all other debt(s).

     2. Earnout Notes in the amount of $1,860,000.00 based on the financial performance of the Company in 2014 and 2015.

On May 8, 2015, Mr. Williamson entered into a settlement agreement with the Company, pursuant to which all of the securities owned by Mr. Williamson would have been canceled if the Company complied with the terms of the settlement. However, the Company failed to comply with the terms of the settlement agreement.

Birch First Global Asset Management LLC has pledged the following securities to the persons indicated in the table below:

Name of Pledgee	Securities Pledged

Mastiff Alternative Opportunity Fund L.P.	4,101,169 shares of common stock and 177,778 shares of Series C Preferred Stock

A group of investors represented by Vukota Capital Management, LLC	1,946,237 shares of Series C Preferred Stock

On August 27, 2015, MMCAP Asset Management Inc. entered into an agreement (the “Voting Agreement”) with Mark Gray, the Chief Executive Officer of the Company, and the Company. The voting agreement provided that, in the event that certain events took place, MMCAP would be entitled to direct the voting rights associated with the Company’s Series B Preferred Stock owned by Mark Gray. In September 2015, MMCAP Asset Management Inc., Mark Gray, the Company and Shai Gerson entered into a Voting Agreement Assignment pursuant to which all of MMCAP Asset Management Inc.’s rights under the Voting Agreement were transferred to Shai Gerson.

Except as disclosed above, none of the reporting persons has any contract or arrangement with .

Item 7.	Materials to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of February 2, 2016 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

CUSIP No. 23248X101	Page 39 of 42 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2016

MMCAP INTERNATIONAL INC. SPC

By: /s/ Hillel Meltz
Name: Hillel Meltz
Title: Signing Officer

MM ASSET MANAGEMENT INC.

By: /s/ Hillel Meltz
Name: Hillel Metlz
Title: President

STOURBRIDGE INVESTMENTS, LLC

By: /s/ Steve Schnipper
Name: Steve Schnipper
Title: Managing Member

/s/ Steve Schnipper
Steve Schnipper

SNDT COMMUNICATIONS INC.

By: /s/ J. Barry Thompson
Name: J. Barry Thompson
Title: Managing Director

/s/ J. Barry Thompson
J. Barry Thompson

CUSIP No. 23248X101	Page 40 of 42 Pages

/s/ Vikram P. Grover
Vikram P. Grover

/s/ Gary Definis
Gary Definis

/s/ Scott Michael Stern
Scott Michael Stern

/s/ Robert James McCarthy
Robert James McCarthy

/s/ Ross MacLeod
Ross MacLeod

/s/ Michael Holloway
Michael Holloway

/s/ Clyde Berg
Clyde Berg

/s/ James S. Williamson
James S. Williamson

/s/ George Kaufman
George Kaufman

ACCESS ALTERNATIVE GROUP S.A.

By: /s/ Robert Montgomery
Name: Robert Montgomery
Title: President

/s/ Robert Montgomery
Robert Montgomery

CUSIP No. 23248X101	Page 41 of 42 Pages

TALARI INDUSTRIES INC.

By: Sam Talari
Name: Sam Talari
Title: Managing Member

/s/ Sam Talari
Sam Talari

BIRCH FIRST GLOBAL EXEMPT FUND INC.

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

BIRCH FIRST GLOBAL ASSET MANAGEMENT
LLC

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

BIRCH FIRST CAPITAL FUND LLC
By: Birch First Capital management LLC,
its Manager

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

BIRCH FIRST CAPITAL MANAGEMENT LLC

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

CUSIP No. 23248X101	Page 42 of 42 Pages

/s/ Pier S. Bjorklund
Pier S. Bjorklund

VUKOTA MULTI_STRATEGY FUND LP
By: Vukota Capital Management Inc.,
its General Partner

By: /s/ Tomislav A. Vukota
Name: Tomislav A. Vukota
Title: President

VUKOTA CAPITAL MANAGEMENT INC.

By: /s/ Tomislav A. Vukota
Name: Tomislav A. Vukota
Title: President

/s/ Tomislav A. Vukota
Tomislav A. Vukota

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Cybergy Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 2nd day of February, 2016.

MMCAP INTERNATIONAL INC. SPC

By: /s/ Hillel Meltz
Name: Hillel Meltz
Title: Signing Officer

MM ASSET MANAGEMENT INC.

By: /s/ Hillel Meltz
Name: Hillel Metlz
Title: President

STOURBRIDGE INVESTMENTS, LLC

By: /s/ Steve Schnipper
Name: Steve Schnipper
Title: Managing Member

/s/ Steve Schnipper
Steve Schnipper

SNDT COMMUNICATIONS INC.

By: /s/ J. Barry Thompson
Name: J. Barry Thompson
Title: Managing Director

/s/ J. Barry Thompson
J. Barry Thompson

/s/ Vikram P. Grover
Vikram P. Grover

/s/ Gary Definis
Gary Definis

/s/ Scott Michael Stern
Scott Michael Stern

/s/ Robert James McCarthy
Robert James McCarthy

/s/ Ross MacLeod
Ross MacLeod

/s/ Michael Holloway
Michael Holloway

/s/ Clyde Berg
Clyde Berg

/s/ James S. Williamson
James S. Williamson

/s/ George Kaufman
George Kaufman

ACCESS ALTERNATIVE GROUP S.A.

By: /s/ Robert Montgomery
Name: Robert Montgomery
Title: President

/s/ Robert Montgomery
Robert Montgomery

TALARI INDUSTRIES INC.

By: Sam Talari
Name: Sam Talari
Title: Managing Member

/s/ Sam Talari
Sam Talari

BIRCH FIRST GLOBAL EXEMPT FUND INC.

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

BIRCH FIRST GLOBAL ASSET MANAGEMENT
LLC

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

BIRCH FIRST CAPITAL FUND LLC
By: Birch First Capital management LLC,
its Manager

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

BIRCH FIRST CAPITAL MANAGEMENT LLC

By: /s/ Pier S. Bjorklund
Name: Pier S. Bjorklund
Title: Manager

/s/ Pier S. Bjorklund
Pier S. Bjorklund

VUKOTA MULTI_STRATEGY FUND LP
By: Vukota Capital Management Inc.,
its General Partner

By: /s/ Tomislav A. Vukota
Name: Tomislav A. Vukota
Title: President

VUKOTA CAPITAL MANAGEMENT INC.

By: /s/ Tomislav A. Vukota
Name: Tomislav A. Vukota
Title: President

/s/ Tomislav A. Vukota
Tomislav A. Vukota